Filed by The Beneficient Company Group, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avalon Acquisition Inc.

Commission File No.: 001-40872

May 16, 2023

Avalon Acquisition Inc. Announces Date of Special Meeting for Proposed Business Combination with Beneficient

May 16, 2023 – SAN FRANCISCO (GLOBE NEWSWIRE) – Avalon Acquisition Inc. (NASDAQ: AVAC) (“Avalon” or the “Company”), a special purpose acquisition company, announced today that it has set June 6, 2023 as the meeting date for the special meeting of stockholders (the “Special Meeting”) to approve the previously announced business combination (the “Business Combination”) with The Beneficient Company Group, L.P. (“Beneficient” or “BCG”) and related proposals.

At the Special Meeting, Avalon’s stockholders will be asked to approve the Business Combination and other such proposals as disclosed in the definitive proxy statement/prospectus (the “Proxy Statement”) relating to the Business Combination. Holders of AVAC Class A common stock and Class B common stock at the close of business on the record date of May 10, 2023 are entitled to notice of the Special Meeting and to vote at the Special Meeting.

The closing of the Business Combination is subject to approval by Avalon’s stockholders and the satisfaction or waiver (as applicable) of other customary closing conditions. If the proposals at the Special Meeting are approved, Avalon anticipates that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon the closing of the Business Combination, it is expected that Beneficient will be a publicly listed company, and its Class A common stock, Series A convertible preferred stock and warrants are expected to begin trading on the Nasdaq under the symbols BENF, BENFP and BENFW, respectively.

More information about voting and attending the Special Meeting is included in the definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at http://www.sec.gov. Avalon encourages stockholders to read the Proxy Statement carefully. The deadline for Avalon’s public stockholders to exercise their redemption rights in connection with the Business Combination is June 2, 2023 at 5:00 p.m. Eastern Time. If you have any questions or need assistance voting your shares, please contact Avalon’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200, or banks and brokers can call (203) 658-9400, or by emailing AVAC.info@investor.morrowsodali.com.

About Beneficient

The Beneficient Company Group, L.P. (Ben) provides a unique suite of exit option solutions and other financial and fiduciary services for owners of alternative assets. Ben’s solutions are available for most types of professionally managed alternative asset investments and can be customized to suit individual circumstances. Serving as a principal by using its own balance sheet, Ben operates as a permanent financial institution that helps to remove many of the traditional barriers faced by mid-to-high-net-worth individuals and small-to-mid-sized institutions who seek exit options for the alternative assets they hold. For more information, visit www.trustben.com.

About Avalon Acquisition Inc.

Avalon Acquisition Inc. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We are led by Executive Chairman Donald H. Putnam and Chief Executive Officer S. Craig Cognetti.

Important Information About the Proposed Business Combination and Where to Find It

This press release relates to a proposed business combination transaction (the “Merger”) among the parties set forth above and is referred herein as the business combination. A full description of the terms of the business combination is provided in a registration statement on Form S-4 that BCG initially filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2022 (as amended, the “Form S-4”). On May 12, 2023, the Form S-4 was declared effective by the SEC, and the Company filed a definitive proxy statement (the “Proxy Statement”) in connection with the Merger. This communication is not intended to be, and is not, a substitute for the Proxy Statement or any other document the Company or BCG has filed or may file with the SEC in connection with the proposed transactions. Each of BCG and the Company urge its investors, stockholders and other interested persons to read, the Form S-4, as amended, and the accompanying Proxy Statement (and any amendments thereto) as well as other documents filed with the SEC because these documents will contain important information about BCG, the Company, and the Merger. The Proxy Statement was mailed to stockholders of the Company as of May 15, 2023. Before making any voting or investment decision, investors, and stockholders of the Company are urged to carefully read the entire Proxy Statement, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The Company stockholders and other interested persons are able to obtain a copy of the Form S-4, the Proxy Statement and other documents filed with the SEC, without charge, by directing a request to: Avalon Acquisition Inc., Two Embarcadero, Floor 8, San Francisco, CA, 94111, (415) 423-0010 or on the SEC’s website at www.sec.gov.

Participants in Solicitation

BCG and the Company, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed business combination. The Company’s stockholders and other interested persons may obtain more detailed information about the names and interests of the directors and officers of BCG and the Company in the business combination set forth in the Company’s or BCG’s filings with the SEC, including, the Form S-4, as amended, Proxy Statement (and any amendments thereto) and other documents filed with the SEC. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This press release does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the Form S-4, as amended, Proxy Statement (and any amendments thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

No Offer or Solicitation

This press release will not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the business combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Cautionary Statement Regarding Forward-Looking Statements

This press release may include, “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements regarding possible business combination and related matters, as well as all other statements other than statements of historical fact included in this press release are forward-looking statements. When used in this press release, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to the Company and its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus for the Company’s initial public offering filed with the SEC and the Form S-4 (and any amendments thereto). The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact

R. Rachel Hsu

Avalon Acquisition Inc.

RHsu@AvalonSPAC.com

T: (415) 423-0010